07002265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2007 SEC MAIL PROCESSING WASHINGTON DC

SEC FILE NUMBER
8-66636

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishop's Court, Suite 120
(No. and Street)

Brookfield, WI 53005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy D. Cleveland (262) 432-0430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100, Waukesha, WI 53186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cleveland Hauswirth Investment Management, Inc.

Annual Report

December 31, 2006

Table of Contents

Accountant's Report — ***Page***

Auditor's Report 2

Basic Financial Statement

Balance Sheets 3-4

Statements of Income 5

Statements of Changes in Stockholder's Equity 6

Statements of Cash Flows 7-8

Notes to Financial Statements 9-10

Supplementary Information

Supplementary Schedules to Financial Statement:

Computation of Net Capital and Aggregate Indebtedness 11-12

Independent Auditor's Report on Internal Control 13-14

WALKOWICZ, BOCZKIEWICZ & CO., S.C.
CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report

Board of Directors
Cleveland Hauswirth Investment Management, Inc.
13555 Bishop's Court, Suite 120
Brookfield, Wisconsin 53005

Board of Directors:

We have audited the accompanying balance sheets of Cleveland Hauswirth Investment Management, Inc., as of December 31, 2006 and December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2006 and nine months ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and nine months ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co. S.C.
Waukesha, Wisconsin
February 19, 2007

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Cleveland Hauswirth Investment Management, Inc.
Balance Sheets
December 31, 2006 and December 31, 2005

Assets

	2006	2005
Current Assets:		
Cash	$ 20,060	$ 16,571
Commissions receivable	92,543	1,152
Other prepaids	260	-
Total Current Assets	112,863	17,723
Property and Equipment:		
Computer equipment	4,152	4,152
Less: accumulated depreciation	(1,600)	(800)
Net Property and Equipment	2,552	3,352
Other Assets:		
Security deposit	4,484	4,484
Total Assets	$ 119,899	$ 25,559

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Balance Sheets
December 31, 2006 and December 31, 2005

Liabilities and Stockholders' Equity

	2006	2005
Current Liabilities:		
Accounts payable	$ 1,875	$ 166
Accrued payroll taxes	-	76
Total Current Liabilities	1,875	242
Stockholders' Equity:		
Common stock	150	150
Paid in capital	18,678	18,678
Retained earnings	99,196	6,489
Total Stockholders' Equity	118,024	25,317
Total Liabilities and Stockholders' Equity	$ 119,899	$ 25,559

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Income
For the Year Ended December 31, 2006 and Nine Months Ended December 31, 2005

	2006	2005
Revenue:		
Advisory fees	$ 295,816	$ 196,646
Commissions	467,059	240,689
Other	7,440	-
Total Revenue	770,315	437,335
Expenses:		
Payroll and related benefits	398,999	223,586
Administration costs	17,730	38,449
Occupancy	54,009	46,245
Other operating expenses	84,090	102,482
Total Expenses	554,828	410,762
Net income from operations	215,487	26,573
Other Income (Expense):		
Interest income	20	14
Interest expense	-	(168)
Total Other Expense	20	(154)
Net Income	$ 215,507	$ 26,419

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2006 and Nine Months Ended December 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, March 31, 2005	$ 150	$ 14,850	$ (5,930)	$ 9,070
Additional contributions from owners	-	3,828	-	3,828
"S" distributions	-	-	(14,000)	(14,000)
Net income	-	-	26,419	26,419
Balance, December 31, 2005	$ 150	$ 18,678	$ 6,489	$ 25,317
"S" distributions	-	-	(122,800)	(122,800)
Net income	-	-	215,507	215,507
Balance, December 31, 2006	$ 150	$ 18,678	$ 99,196	$ 118,024

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2006 and Nine Months Ended December 31, 2005

	2006	2005
Cash Flows From Operating Activities:		
Net Income	$ 215,507	$ 26,419
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation	800	800
Increase in assets:		
Commissions receivable	(91,391)	(1,152)
Other prepaids	(260)	-
Security deposits	-	(4,484)
Increase in liabilities:		
Accounts payable	1,709	166
Accrued payroll taxes	(76)	76
Net Cash Provided by Operating Activities	126,289	21,825
Cash Flows from Investing Activities:		
Purchase of fixed assets	-	(4,152)
Net Cash Used in Investing Activities	-	(4,152)
Cash Flows from Financing Activities:		
"S" distributions	(122,800)	(14,000)
Sale of common stock	-	3,828
Net Cash Used in Financing Activities	(122,800)	(10,172)
Net Increase in Cash	3,489	7,501
Cash - Beginning of year	16,571	9,070
Cash - End of year	$ 20,060	$ 16,571

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2006 and Nine Months Ended December 31, 2005

	2006	2005
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Income Taxes

The Company has elected "S" status for corporation income tax purposes. All income or loss flows through to the individual stockholders' income tax returns and are taxed at their personal rates.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the MACRS method over a five year period.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital and required net capital were $18,185 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 10.31%.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
December 31, 2006

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space and automobiles, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2007	$ 69,774
2008	61,692
2009	-
2010	-
2011	-
	$ 131,466

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2006. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2006

	2006
Net Capital Computation	
Stockholder's equity at year end	$ 118,024
Deductions:	
Nonallowable assets:	
Nonallowable receivables	(92,543)
Other assets	(4,744)
Net property and equipment	(2,552)
Net Capital	$ 18,185
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 125
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,875
Aggregate Indebtedness	$ 1,875
Percentage of Aggregate Indebtedness to Net Capital	10.31%

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2006

		2006
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of Date):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	18,185
Increase in equity from income statement		-
Net Capital Per Above	$	18,185

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Cleveland Hauswirth Investment Management, Inc.

In planning and performing our audits of the financial statements of Cleveland Hauswirth Investment Management, Inc. for the year ended December 31, 2006 and nine months ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cleveland Hauswirth Investment Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. for the year ended December 31, 2006 and nine months ended December 31, 2005, and this report does not affect our report thereon dated February 19, 2007. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Wauking, Borg & Co., S.C.

Waukesha, Wisconsin
February 19, 2007

END